

Mail Stop 3233

June 19, 2017

Via E-Mail
Charles Tralka
Secured Real Estate Income Strategies, LLC
2090 N. Kolb Road, Ste 120
Tucson, AZ 85715

>   **Re: Secured Real Estate Income Strategies, LLC**
>   **Amendment No. 6 to**
>   **Offering Statement on Form 1-A**
>   **Filed June 9, 2017**
>   **File No. 024-10623**

Dear Mr. Tralka:

We have reviewed your amended offering statement and have the following comments. In some of our comments, we may ask you to provide us with information so we may better understand your disclosure.

Please respond to this letter by amending your offering statement and providing the requested information. If you do not believe our comments apply to your facts and circumstances or do not believe an amendment is appropriate, please tell us why in your response.

After reviewing any amendment to your offering statement and the information you provide in response to these comments, we may have additional comments. Unless we note otherwise, our references to prior comments are to comments in our May 25, 2017 letter.

Offering Circular Cover Page

1.   We note your response to comment 1 and your disclosure on page 147 that investors not purchasing through Folio's platform must complete and execute a subscription agreement for a specific number of Class A Units and pay for the Class A Units at the time of their subscription. In the event that your offering price decreases after a potential investor submits its subscription agreement and payment, please revise your disclosure in the applicable section of the offering circular to describe how such investor will be reimbursed for such overpayment. Please also revise your disclosure to describe how you will return subscription proceeds to potential investors that withdraw their subscription.

Offering Summary

Management Compensation, page 14

2.   We reissue comment 3. Please provide additional disclosure as to how you will distribute Net Income in situations where you have Net Income that is comprised of fees, such as Loan Arrangement and Funding Fees, that are to be distributed equally among the Class A Units and Class B Units and fees that are to be distributed 80% to the Class A Units and 20% to the Class B Units. For instance, assuming you have Net Income that is derived from multiple sources of revenue, some of which sources of revenue are to be divided equally among the Class A Units and Class B Units and some of which are to be distributed 80% to the Class A Units and 20% to the Class B Units, how will you determine what portion of your Net Income will be split equally among the Class A Units and Class B Units and what portion of your Net Income will be distributed 80% to the Class A Units and 20% to the Class B Units.

Estimated Use of Proceeds, page 58

3.   We note your response to comment 5. Please revise your disclosure to state what the price of your Class A Units will be after your Class A Units are listed on an exchange. Please note that at the market offerings are not permitted on Form 1-A. Please see Rule 251(d)(3)(ii).

Prior Performance Summary

Prior Performance Tables

Table IV, page 101

4.   We note your disclosure on page 95 that prior performance of the CARE Fund is included in Table IV, but we were unable to locate this information. Please revise your disclosure to reconcile this apparent discrepancy or tell us where this information is located.

Description of Our Class A Units

Distributions, page 120

5.   We note your disclosure on page 121 that "[m]embers shall receive cash distributions of net income in the form of quarterly distributions and monthly Preferred Returns unless a member elects to have all amount such amounts be retained by the Company and credited to such member's capital account." We also note your disclosure on page 29 that the redemption price to be paid to redeeming members pursuant to your redemption plan will be the offering price on the date of the distribution. As a result, it is unclear to us how an

investor that chooses to have its distributions credited to its capital account will be able to receive such distributions in the future. With a view toward disclosure, please tell us how an investor that elects to have distributions credited to its capital account will receive the benefit of such distributions in the future.

Quarterly NAV Share Price Adjustments, page 126

6.   We note your response to comment 9 and your disclosure on page 127 that the purchase price will not reflect applicable underwriting discounts and commissions payable by you in connection with investors which are introduced by a participating broker dealer. Given that you will pay such discounts and commissions, it appears as though existing investors will be diluted by such payments. Please add additional disclosure describing this dynamic or tell us why such disclosure is not necessary.

Redemptions, page 127

7.   We note your disclosure on page 127 that the redemption price will be based upon NAV as of the end of each quarter. We also note your disclosure of the definition of "Redemption Date," which appears to mean the last day of the applicable quarter for which a redemption request is made. Finally, we note your disclosure that "[t]he redemption price will be reduced by the aggregate sum of distributions, if any, declared on the Class A Units subject to the redemption request with record dates during the period between the quarter-end redemption request date and the Redemption Date…." Please supplementally provide us with a hypothetical example of how this provision is intended to operate assuming that a dividend is declared with a record date falling between the quarter-end redemption request date and the Redemption Date.

8.   We note your response to comment 2 of our letter dated November 10, 2016 in regards to the applicability of the tender offer rules. On page 128, you disclose that you intend to limit the number of Class A Units to be redeemed during any calendar year to 10% and on page 127 your disclosure appears to state that your redemption price will be reduced by the amount of any distributions on the Class A Units with the record dates between the redemption request date and the Redemption Date. Please advise us how these terms of your program are consistent with the relief previously granted by the Division of Corporation Finance in prior no action letters. See, for example, T REIT Inc. (Letter dated June 4, 2001) and Wells Real Estate Investment Trust II, Inc. (Letter dated December 3, 2003). To the extent you have questions as to whether the program is entirely consistent with the relief previously granted, you may contact the Division's Office of Mergers and Acquisitions at 202-551-3440.

You may contact Jeffrey Lewis, Staff Accountant, at (202) 551-6216 or Eric McPhee, Staff Accountant, at (202) 551-3693 if you have questions regarding comments on the financial statements and related matters. Please contact Bryan Hough, Staff Attorney, at (202) 551-8625 or Tom Kluck, Legal Branch Chief, at (202) 551-3233 with any other questions.

Sincerely,

/s/ Jennifer Gowetski

Jennifer Gowetski
Senior Counsel,
Office of Real Estate and
Commodities

cc: J. Martin Tate, Esq. (Via E-Mail)
        Carman Lehnhof Israelsen LLP